J Sainsbury plc

02 JUL 31 AM 9:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Fina
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

02042953

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 24 July 2002

Dear Sir

Quarter 1 Trading Statement 2002/2003

Please find enclosed a copy of the announcement made to the London Stock Exchange on 24 July 2002 in respect of the Company's Quarter 1 Trading Statement.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dlw 7/31

24 July 2002

J Sainsbury plc
news release

J Sainsbury plc – First Quarter Trading Statement

J Sainsbury plc, the major UK and US food retailer, today issued its first quarter trading statement for the 12 weeks to 22 June 2002.

Sainsbury's Supermarkets (UK)

- Total sales up 3.6%[1]
- Like-for-like sales growth up 3.1%[1]

[1] excluding petrol and Easter adjusted

Shaw's (US)

- Total sales up 2.2%[2]
- Like-for-like sales growth up 0.5 %[2]

[2] Easter adjusted

Sir Peter Davis, group chief executive, will say at the J Sainsbury plc 2002 Annual General Meeting today:

"We have reported like-for-like sales growth in the first quarter for the UK and US businesses of 3.1%[1] and 0.5%[2] respectively. During this quarter, despite facing a number of challenges, the group has performed satisfactorily and I remain confident that real progress is being made."

"In the UK, growth in the market has definitely slowed and inflation has been lower. In the first quarter statement last year we reported an improved step change in sales performance, which has meant that the comparatives are harder this year. In addition, we have experienced a short term impact from our decision to terminate the Air Miles contract, which we estimate affected our like-for-like growth in the quarter by around 1%. Nevertheless, we finished the quarter more strongly than we started it. We remain confident that the launch of the enhanced "Nectar" loyalty card this autumn will prove attractive to customers. Taking this into account, and the phasing of our reinvigorate programme, we expect to achieve a stronger second half performance.

"Shaw's, in the US, reported total sales growth of 2.2%[2] and like-for-like growth of 0.5%[2]. In line with other US food retailers, Shaw's has experienced difficult economic conditions during the first quarter.

"This quarter's performance in the UK should be seen in the context of our recovery programme, which remains on track, and delivered restored profits and dividend growth last year. In anticipation of slower market growth than last year, we continue to focus on cost reductions and are confident of delivering the increased cost saving targets of £700m by March 2004, committed to at our Preliminary results.

"We are encouraged by the results of the recent new store format trials and their ability to drive future sales growth. Since the Preliminary results we have successfully opened two further mixed mission town centre stores, in Southport and Muswell Hill (London), bringing the total to six. We plan to open a second new format Savacentre store with broad appeal in Wigan on 1 August 2002.

The group's interim results will be published on Wednesday 20th November 2002.

Unaudited first quarter sales	Sainsbury's Supermarkets				Shaw's	
	Excluding Petrol		Including Petrol			
	Q1 2002/03	Q1 2001/02	**Q1 2002/03**	Q1 2001/02	**Q1 2002/03**	Q1 2001/02
Total sales growth	**3.6%**	8.6%	**3.1%**	8.0%	**2.2%**	7.2%
Net new space added	**0.5%**	2.6%	**0.4%**	2.4%	**1.7%**	3.4%
Like for like sales growth	**3.1%**	6.0%	**2.7%**	5.6%	**0.5%**	3.8%

Notes:
A. Sainsbury's Supermarket's inflation in Q1 was (0.2)% including petrol, and 0.5% excluding petrol.
B. All the numbers in this statement have been calculated on a comparable basis with last year, adjusting for Easter.

For enquiries:
Investor Relations **+44 (0) 20 7695 7162**
Roger Matthews
Lynda Ashton
Jennifer van der Eem

Media **+44 (0) 20 7695 6329**
Jan Shawe
Mandy Pursey

Notes:

1 At our Preliminary results on 29 May 2002, we announced an increase in our **cost saving target** from £600m to £700m by March 2004.

2 Four of the UK's best known companies, Sainsbury's, Barclaycard, Debenhams, and BP, are coming together to create a revolutionary loyalty programme that is expected to sign up 50 per cent of all UK households, making it the largest and most comprehensive loyalty programme the UK has ever seen.

The new programme, **Nectar**, will be available to consumers from the autumn, offering them an unrivalled ability to collect points from more than 1,800 Sainsbury's, Debenhams and BP outlets and with all Barclaycard purchases. Points collected in the Nectar programme card will be exchangeable for a wide range of rewards like grocery shopping, consumer goods, flights, holidays, restaurant meals, family days out and cinema tickets.

The significant advantages for the sponsors will include access to shared resources, increased customer loyalty and the opportunity to attract new customers. In addition each founding sponsor will have sector exclusivity within the programme.